19 October 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 12 October 2026 to 16 October 2026 it purchased through JP Morgan Securities plc a total of 672,962 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
12/10/2026	139,546	2780	2727	2749.3093
13/10/2026	140,162	2783	2736	2758.7428
14/10/2026	134,069	2790	2753	2775.3435
15/10/2026	132,141	2904	2833	2863.4937
16/10/2026	127,044	2957	2877	2924.6125

Following the settlement of the above transactions, RELX PLC holds 87,487,633 ordinary shares in treasury, and has 1,741,653,257 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 83,379,761 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/5158Z_1-2026-10-19.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66